

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 20, 2014

<u>Via E-mail</u>
Ms. Zipora Ozer-Armon.
Chief Executive Officer
Lumenis Ltd.
Yokneam Industrial Park
P.O. Box 240
Yokneam 2069204, Israel

    Re: **Lumenis Ltd.**
             Form 20-F for the Fiscal Year Ended December 31, 2013
             Filed March 27, 2014
             File No. 1-36322

Dear Ms. Ozer-Armon:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 20-F for the Fiscal Year Ended December 31, 2013</u>

<u>Operating and Financial Review and Prospectus, page 51</u>

<u>Liquidity and Capital Resources, page 68</u>

1.   In future filings, please include a discussion of the currencies in which cash and cash equivalents are held. Refer to Item 5.B.2 of the General Instructions to Form 20-F.

Notes to the Consolidated Financial Statements, page F-12

Note 2 – Significant Accounting Policies, page F-12

j. Revenue recognition, page F-15

2.   Please explain to us the certain instances where rights of return are granted and your basis for estimating a provision for returns based primarily on historical evidence.

Note 8 – Bank Debt, page F-34

3.   We note the $4.3 million of debt the Bank forgave in 2012. Please tell us how this amount is reflected in your financial statements, including the consolidated statements of operations and as a non-cash financing activity in the consolidated statements of cash flows. Refer to section 230-10-50 of the FASB Accounting Standards Codification.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Gary Newberry at (202) 551-3761 or Lynn Dicker, Senior Accountant, at (202) 551-3616 if you have questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3643.

                                        Sincerely,

                                        /s/ Lynn Dicker for

                                        Kevin L. Vaughn
                                        Accounting Branch Chief